UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2026

Commission file number: 001-41482

NEXERA TECHNOLOGIES LTD

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Press Releases

On March 27, 2026, Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd) (the “Company”) issued a press release titled “Jeffs’ Brands: KeepZone AI Enters into Channel Partner Agreement with SensorzTech to Deliver AI-Driven RF Spectrum Intelligence Solutions in Mexico”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

On March 30, 2026, the Company issued a press release titled “Jeffs’ Brands Announces Corporate Name Change to Nexera Technologies and New Nasdaq Ticker Symbol “NEXR”, a copy of which is furnished as Exhibit 99.2 to this Form 6-K.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341 and File No. 333-293607) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Nexera Technologies Ltd, dated March 27, 2026, titled “Jeffs’ Brands: KeepZone AI Enters into Channel Partner Agreement with SensorzTech to Deliver AI-Driven RF Spectrum Intelligence Solutions in Mexico”.
99.2	Press Release issued by Nexera Technologies Ltd, dated March 30, 2026, titled “Jeffs’ Brands Announces Corporate Name Change to Nexera Technologies and New Nasdaq Ticker Symbol “NEXR”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: March 31, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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